EXHIBIT 1



                                    US GAAP
                        BOVESPA: EMBR3, EMBR4 NYSE: ERJ
                                www.embraer.com

                         [EMBRAER LOGO GRAPHIC OMITTED]

             EMBRAER ANNOUNCES THIRD QUARTER 2003 RESULTS IN US GAAP

The company's operational and financial information is presented, except where otherwise indicated, on a consolidated basis in United States dollars (US$) according to generally accepted accounting principles in the United States of America (US GAAP). The financial data presented in this document as of and for the quarters ended September 30, 2003, June 30, 2003 and September 30, 2002 are derived from our unaudited financial statements. In order to better understand the Company's operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporate Law (Brazilian GAAP).

Sao Jose dos Campos, November 13, 2003 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE:
ERJ) one of the leading manufacturers of commercial aircraft in the world, ended the third quarter of 2003 (3Q03) with net sales of US$ 438.6 million and a net income of US$ 19.3 million equivalent to earnings per diluted ADS of US$ 0.1113. The total company backlog as of September 30, 2003 totaled US$ 27.6 billion, including US$ 10.4 billion in firm orders and US$ 17.2 billion in options.


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


                             3rd Quarter Highlights

o 20 jets were delivered during the quarter, 17 to the commercial aircraft market and three Legacy to the corporate aircraft market.
o Net sales were US$ 438.6 million, as compared to net sales of US$ 580.6 million for 3rd quarter 2002 (3Q02), during which 30 jets were delivered.
o Net income was US$ 19.3 million, equivalent to earnings per diluted ADS of US$ 0.1113, as compared to the US$ 40.6 million recorded in 3Q02, equivalent to earnings per diluted ADS of US$ 0.2340.
o Three sales contracts were announced in 3Q03 - two ERJ 145 to SATENA, the Colombian state-owned company; five Legacy aircraft in special executive configuration to the Government of India, and one EMBRAER 170 aircraft to the Cirrus airline in Germany, with one more option for the same model.
o Embraer entered into a US$ 200 million syndicated loan with a 7-year term, disbursed on July 1, 2003. These funds were intended for the purchase of components, parts, and equipment for production of the EMBRAER 170/190 family.
o Embraer announced on July 7, 2003 that it had been invited by Lockheed Martin to form part of a group to participate in a bid for the development of the next generation of the US Army's Intelligence, Surveillance and Reconnaissance Systems, known as Aerial Common Sensor (ACS).
o As another demonstration of Embraer's partnership with and support by BNDES, on September 5, 2003, BNDES and Embraer announced that they are in advanced stages of finalizing a financing package for the export of aircraft in 2003, involving up to a total of US$ 1.0 billion in customer financing.
o Embraer was selected on September 24, 2003, for the third consecutive year, to participate in the Dow Jones Sustainability Index (DJSI World) being recognized as a top performer in social, environmental and economic areas.
o Embraer announced on September 29 that the fuselage assembly of the first EMBRAER 190 was completed successfully.


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


Income Statement Highlights

A comparative table of the main items of Embraer's consolidated income statements is presented below, regarding 3Q03, 3Q02, and 2Q03.

-------------------------------------------------------------------------------
Income Statement & Other Data
Unaudited                                       3q03        3Q02        2Q03
                           In US dollar million, except % and earnings per ADS

Net Sales                                      438.6       580.6       567.0
Gross profit                                   166.9       228.1       206.7
Gross Margin (%)                                38.1        39.3        36.5
Selling, general administrative
  and other expenses                          (78.9)      (71.2)      (77.6)
Research & development                        (38.9)      (41.7)      (51.4)
Employee profit sharing                          0.3       (4.2)       (8.0)
Income from operations                          49.4       111.0        69.7
Operating margin (%)                            11.3        19.1        12.3
Interest income (expense), net                 (3.3)       85.5      (100.1)
Financial transaction gain (loss), net         (4.3)      (90.6)       (9.4)
Other non operating income (expense), net      (9.8)       (0.3)         0.2
Income (loss) before income taxes               32.0       105.6      (39.6)
Provision for income taxes                    (13.1)      (64.7)        44.6
Minority interest                                0.4       (0.3)       (0.1)
Net income                                      19.3        40.6         4.9
Net Margin (%)                                   4.4         7.0         0.9
Depreciation & amortization                     15.9        14.2        16.6
Earnings per ADS - basic                      0.1119      0.2356      0.0282
Earnings per ADS - diluted                    0.1113      0.2340      0.0281


Net Sales and Cost of Sales & Services

Embraer's net sales for 3Q03 totaled US$ 438.6 million, 24.5% below net sales for 3Q02 of US$ 580.6 million. This lower figure is a result of fewer aircraft delivered to the commercial airline market, partially offset by two additional aircraft delivered to the corporate market, and by increased revenues derived from the defense segment and customer services. The decline is also in part due to the lower average sale price of Embraer's product mix.

A total of 20 jets, including 17 commercial jet aircraft and three Legacy corporate jets, were delivered in 3Q03.

A comparison of net sales for the quarter with the US$ 567.0 million earned in the previous period (2Q03) shows a decrease of 22.6%, due to fewer deliveries to the commercial airline market and lower average sale price of Embraer's product mix.

-----------------------------------------------------------------------------
Deliveries                  3Q03               3Q02              2Q03
By Market
Commercial                   17                  28                25
-----------------------------------------------------------------------------
    ERJ 135                   4                   -                 6
    ERJ 145                   7                  18                13
    ERJ 140                   6                  10                 6
-----------------------------------------------------------------------------
Corporate                     3                   1                 3
    Legacy                    3                   1                 3
-----------------------------------------------------------------------------
Defense                       -                   1                 -
    Legacy                    -                   1                 -
-----------------------------------------------------------------------------
Total                        20                  30                28


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The defense segment net sales increased from US$ 37.9 million in 3Q02 to US$
56.7 million in 3Q03, due to the recognition of revenues related to the Mexican and Greek governments program for the EMB 145 MP and AEW&C, and the Brazilian government's program for the EMB 145 AEW&C, ALX, and F-5.

Net Sales by Segment
In US$ millions                  3Q03                3Q02              2Q03
-------------------------------------------------------------------------------
                           US$          %       US$        %      US$        %
-------------------------------------------------------------------------------
Commercial market

                          286.9      65.4     484.1     83.4    432.4     76.2
-------------------------------------------------------------------------------
Defense market

                           56.7      12.9      37.9      6.5     52.5      9.3
-------------------------------------------------------------------------------
Corporate market

                           52.8      12.0      19.1      3.3     49.8      8.8
-------------------------------------------------------------------------------
Customer services
& other related business   42.2       9.7      39.5      6.8     32.3      5.7
-------------------------------------------------------------------------------
Total
                          438.6     100.0     580.6    100.0    567.0    100.0
-------------------------------------------------------------------------------



Cost of sales and services for 3Q03 totaled US$ 271.7 million, as compared to US$ 352.5 million and US$ 360.3 million in 3Q02 and 2Q03, respectively. Consequently, gross margin for 3Q03 was 38.1%, as compared to 39.3% and 36.5% for 3Q02 and 2Q03, respectively.

Operating Expenses & Income from Operations

During 3Q03, operating expenses totaled US$ 117.5 million and were stable when compared to 3Q02 operating expenses of US$ 117.1 million. As a percentage of net sales, the operating expenses increased from 20.2% in 3Q02 to 26.8% in 3Q03, due to fewer aircraft deliveries, as well as increase in selling expenses, partially offset by a decrease in research & development (R&D) and general & administrative expenses.

Selling expenses for 3Q03 of US$ 49.0 million were 10.1% higher than the US$
44.5 million recorded in 3Q02. This increase results basically from a non-cash charge of US$ 11.7 million relating to financial guarantees on aircraft delivered during the period. Embraer began incurring these non-cash charges in September 2002, and in 3Q02 these non cash charges totaled US$ 3.4 million.

Research and development expenses totaled US$ 38.8 million in 3Q03 as compared to US$ 41.7 million in 3Q02. The total amount expended in 3Q03 reflects the development of the new EMBRAER 170/190 jet family as well as improvements of the Legacy executive aircraft.

General and administrative expenses for 3Q03 totaled US$ 28.7 million, a 6.8% decrease as compared to the same period for the previous year. This decrease results basically from a decrease in expenses for outsourced providers, reflecting a continuation of Embraer's cost control program, begun at the end 2001.

Embraer's income from operations for 3Q03 totaled US$ 49.4 million, less than the US$ 111.0 million recorded in 3Q02. In addition, operating margin for 3Q03 was 11.3%, compared to the 19.1% recorded in 3Q02. This decline in operating margin is basically due to the decrease in net sales not matched by a decrease in operating expenses.

Interest Income (expenses)

Embraer has entered into a number of derivative financial instruments, mainly swaps, intended to balance its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities, in relation to its forecast of future cash flow, particularly R&D and capital expenditures which are denominated mainly in reais. These swaps primarily convert its fixed and floating rate U.S. dollar-denominated debt and fixed and floating rate yen-denominated debt into CDI-based reais-denominated obligations. Because these swaps are not accounted for as hedging transactions under U.S. GAAP, these swaps are recorded at fair value on its balance sheet with unrealized gains and losses reflected as a component of interest expense.

Effective January 01, 2002, the company changed the classification of its derivative financial instruments previously classified as Financial Transaction Gain (loss), net to Interest Income (expenses). All previously reported amounts have been restated to reflect this reclassification. The effects of this reclassification did not impact the net income for the previous quarter reported.

Embraer's interest expense was US$ 3.3 million in 3Q03, compared to an interest income of US$ 85.5 million in 3Q02. Such expense is due to higher short and long term loans outstanding in 3Q03. In 3Q02 Embraer recorded an unrealized gain of US$ 70.8 million related to its swap transaction due to the 27.0% depreciation of the real during 3Q02. In addition, interest expenses were partially offset by US$ 9.0 million in swap transaction unrealized gains, due to the 1.8% depreciation of the real during the quarter.

Financial Transaction Gain (loss), net

Taking into consideration the reclassification mentioned above, US$ 4.3 million was recorded in 3Q03 as a financial transaction loss compared to a loss of US$
90.6 million in 3Q02.

The financial transaction gain (loss) variations refer mainly to the remeasurement of monetary assets and liabilities denominated in currencies other than the U.S. dollar, and that are adjusted to the U.S. dollar at the end of each period. In 3Q03, this loss resulted from the effect of the 1.8% depreciation of the real on our net real-denominated assets.

Other Non Operating Expenses

Another factor that contributed to the decrease of net income this quarter was the recognition of a non operating expense in the total amount of US$ 9.8 million. Of this amount US$ 9.2 million are related to an expense associated with the repossession of certain aircraft intended for Indigo, which had its contract cancelled in July, as previously announced. The Company is currently working to remarket these aircraft, in order to mitigate such expense.

Provision for Income Taxes

In 3Q03 and 3Q02, Embraer recorded a total provision of US$ 13.1 million and US$
64.7 million for income tax and social contribution, which represents an effective tax rate according to US GAAP of 40.8% and 61.3%, respectively. The U.S. dollar is the Company's functional currency, which results in permanent differences and translation gain or loss, that are deductible for income tax purposes, since the taxes on income are computed on the results presented by the Company under Brazilian Corporate Law. In 3Q03 and 3Q02 the real depreciated 1.8% and 36.9% against the U.S. dollar, respectively; therefore the effective tax rate in 3Q02 was more impacted by the permanent differences arising from the real devaluation against the US dollar.

Net Income

Net income in 3Q03 was US$ 19.3 million as compared to US$ 40.6 million in 3Q02, due to the aforementioned effects.

Balance Sheet Highlights

As of September 30, 2003, Embraer's cash and cash equivalents were US$ 881.3 million. On the same date, short and long term loans (excluding non recourse debt) totaled US$ 1,059.7 million. Therefore the Company had a net debt position (total loans minus cash and cash equivalents) of US$ 178.4 million.

--------------------------------------------------------------------------
Balance sheet data                 3Q03         2Q03         1Q03
In millions
--------------------------------------------------------------------------
Cash and cash equivalent           881.3        868.3        493.8
--------------------------------------------------------------------------
Trade accounts receivable          980.9        789.7        913.2
--------------------------------------------------------------------------
Inventories                      1,126.6      1,028.8      1,020.8
--------------------------------------------------------------------------
Total assets                     5,432.9      5,115.8      4,396.8
--------------------------------------------------------------------------
Short & long term loans          1,059.7        825.4        705.4
--------------------------------------------------------------------------
Total liabilities                4,295.8      3,999.7      3,261.6
--------------------------------------------------------------------------
Net cash (debt)                  (178.4)         42.9      (211.6)
--------------------------------------------------------------------------
Shareholders' equity             1,137.1      1,116.1      1,135.2
--------------------------------------------------------------------------


Cash and Cash Equivalents

Of the total balance in cash and cash equivalents of US$ 881.3 million, US$
460.8 million, or 52.3%, comprises investments in reais and the remaining 47.7% is primarily in U.S. dollars. Embraer's investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of its assets and liabilities. This strategy also comprises expected future R&D and capital expenditures, substantially denominated in reais.


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


Trade Accounts Receivable

Embraer ended 3Q03 with total trade accounts receivable of US$ 980.9 million, an increase of US$ 191.2 million from June 30, 2003. Of this total amount US$ 853.6 million is related to pending aircraft financing arrangements.

As another demonstration of Embraer's partnership with and support by BNDES, on September 5, 2003, BNDES and Embraer announced that they are in advanced stages of finalizing a financing package for the export of aircraft delivered and to be delivered in 2003, involving up to a total of US$ 1.0 billion in customer financing. BNDES and Embraer are strongly working to have this package implemented during the fourth quarter of 2003. As of today, Embraer has received US$ 407.5 million representing payments for aircraft already delivered.

Inventories

Inventories increased US$ 97.8 million from US$ 1,028.8 million at end of the 2Q03 to US$ 1,126.6 million at the end of the 3Q03. Inventories are at high levels mainly due to following factors:

1. as part of the development of the new EMBRAER 170/190 jet family, Embraer maintains six EMBRAER 170 and two EMBRAER 175 prototypes as part of the certification process.

2. the beginning of EMBRAER 170 serial production, which the first delivery will occur after its certification.

3. the Legacy corporate jets production cycle is longer than that of the ERJ 145 commercial jet family, primarily for asembly of the interior; and

4. higher supplier advances related to the defense products, a common practice within this segment

Short Term and Long Term Loans

Embraer increased its total short and long term debt from US$ 825.4 million at June 30, 2003 to US$ 1,059.7 million at September 30, 2003. This increase was primarily due to a US$ 200 million 7-year term syndicated loan, which was disbursed on July 1, 2003. The syndicate was led by Sumitomo Mitsui Banking Corporation (SMBC), and its commercial and political risks were guaranteed by Nippon Export and Investment Insurance (NEXI), the Japanese Government's export credit agency.

As of September 30, 2003, 48.9% of Embraer's total loans were related to long-term financing, compared to 38.7% on June 30, 2003.

Embraer has entered into a number of derivative financial instruments, mainly swaps, intended to balance its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities, considering its expected R&D and capital expenditures. Therefore, taking into account these swaps, total short term and long term loans of US$ 697.9 million are effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 18.9% per annum representing approximately 83% of the CDI.

The remaining US$ 361.9 million is denominated primarily in U.S. dollars with a weighted average interest rate of 4.9% per annum.

Capital Expenditures

Improvements and Modernization

Investments in the Company's improvements and modernization of industrial and engineering processes, machinery and equipment, totaled US$ 12.7 million during 3Q03, which when added to the US$ 31.4 million incurred during the first six months of 2003 result in total capital expenditures of US$ 44.1 million for the first nine months of 2003.

Supplementary Information according to Corporate Law (Brazilian GAAP)

Today Embraer also reported its 3Q03 earnings in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders' equity, income tax and social contribution. Below follows a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net revenues in 3Q03 totaled R$ 1,296.2 million and gross profit was R$ 457.9 million, with a gross margin of 35.3%. Income from operations for the period (including employee profit sharing) totaled R$ 221.5 million, with

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an operating margin of 17.1%. Income before taxes was R$ 123.5 million (9.5% of net revenues). Income tax and social contribution totaled R$ 34.2 million, representing an effective tax rate of 27.7%. Net income for the period totaled R$ 88.9 million (6.9% of net revenues).

Commercial, Corporate, and Defense Markets

Commercial Airline Market

A new agreement was executed during 3Q03 for acquisition of the EMBRAER 170/190 family. Embraer announced on September 26 the sale to the German company Cirrus Airlines of one EMBRAER 170 aircraft, with an option for one more model. This new order places Embraer in a position of 245 firm orders in its backlog and 308 options for the new EMBRAER 170/190 jet family.

Also during the quarter, American Eagle converted 80 firm orders and 25 options of ERJ 140 into ERJ 145.

As announced today, the EMBRAER 170 provisional type certification was granted and its definitive type certification will be issued in the 1st quarter of 2004. The EMBRAER 175 successfully performed its maiden flight on June 14th and its certification is expected for the 2nd quarter of 2004. The EMBRAER 190 certification is expected for the 3rd quarter of 2005, followed by the EMBRAER 195 certification expected for the 2nd quarter of 2006.

Embraer announced on September 29 that fuselage assembly of the first EMBRAER 190 had been successfully completed. The mating of both plugs with front, central and rear sections of the fuselage was completed on schedule by the production and project teams.

As of September 30, 2003, the Commercial Airline Market segment had the following backlog position:

-----------------------------------------------------------------------------
Aircraft           Firm orders     Options    Deliveries  Firm order backlog
-----------------------------------------------------------------------------
    ERJ 135             121             6         104            17
-----------------------------------------------------------------------------
    ERJ 140              94            20          74            20
-----------------------------------------------------------------------------
    ERJ 145             665           465         509           156
-----------------------------------------------------------------------------
    EMBRAER 170         120           128           -           120
-----------------------------------------------------------------------------
    EMBRAER 190         110           150           -           110
-----------------------------------------------------------------------------
    EMBRAER 195          15            30           -            15
-----------------------------------------------------------------------------
Total                 1,125           799         687           438
-----------------------------------------------------------------------------


Corporate Aircraft

At this year's NBAA, National Business Aviation Association Convention, held in Orlando, Florida, United States of America, Embraer announced new performance figures for one of its most successful products - the Legacy Executive jet. Bolstered range, added fuel capacity, aerodynamic enhancements and a wealth of new standard features are part of the improved aircraft.

The Defense Market

Embraer has actively sought expansion opportunities in the US defense and national security markets in view of the demand for advanced and cost effective Intelligence, Surveillance and Reconnaissance (ISR) systems. Hence, on July 7, 2003 Embraer announced that it had been invited by Lockheed Martin to form part of a group to participate in a bid for the development of the next generation of the US Army's Intelligence, Surveillance, and Reconnaissance systems, known as Aerial Common Sensor (ACS). Embraer would provide Lockheed Martin's projected ACS system with a platform based on ERJ 145/EMB 145 already operational in several parts of the world.

On September 16, in Cartagena, Colombia, Embraer announced the acquisition of two more ERJ 145 aircraft by SATENA, Colombia's state-owned airline. The 50-seat regional jets should be delivered by the end of 2003 and will join the other similar aircraft in operation with SATENA since 2002.

A contract was signed with the Indian Government, on September 19, for the acquisition of five Legacy aircraft in a special Executive configuration. Four of

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the jets will replace the Avros operated by the Palam-based Air HQ Communication
Squadron of the Indian Air Force (IAF), which ferries the President, Vice-President and Prime Minister, among other dignitaries. The fifth Legacy will be operated by the Border Security Force (BSF), under the Home Ministry.

Backlog

Embraer's firm orders backlog, including those orders by the Commercial, Corporate, and Defense Markets, at the end of 3Q03 was US$ 10.4 billion, which added to options totaled US$ 27.6 billion. Set forth below is the total backlog at the end of each quarter for the last five quarters:

                                    Backlog
                                  US$ billions

                                3Q02    4Q02    1Q03    2Q03    3Q03
        --------------------------------------------------------------
        Options                 13.0    13.2    11.3    16.8    17.2
        Firm Orders              9.6     9.0     7.9    10.3    10.4
        --------------------------------------------------------------
        Total                   22.6    22.2    19.2    27.1    27.6


Investor Relation

During 3Q03, Embraer's preferred shares increased by 11.7%, closing at R$ 15.20 on September 30, 2003. The average daily volume traded during the period at Bolsa de Valores de Sao Paulo (BOVESPA) was R$ 10.2 million. Common shares appreciated 9.0% during the quarter and ended the period priced at R$ 11.40 per share, with an average daily trading volume of R$ 2.3 million. Ibovespa increased in value by 23.4% over the same period.

ADS's traded on the New York Stock Exchange (NYSE) increased in value by 10.7% in the quarter, with a closing price of US$ 21.10. Average daily volume traded in the period totaled 343 thousand ADS' s, equal to a US$ 6.7 million financial volume. The Dow Jones Index appreciated 13.2% over the same period.

For the third consecutive year, Embraer was nominated for the Dow Jones Sustainability Index (DJSI World). Selection is made among the 2,500 largest companies included in the Dow Jones Global Index, choosing the 317 best performers in social, environmental and economic areas. Besides Embraer, only three other Brazilian companies are appointed to the DJSI. In the aerospace sector, Embraer ranks second among the four companies appointed.

Recent Events

Jetmagic ERJ 135 Order

Following the end of the 3rd quarter, on October 9 Embraer announced that the Irish airline Jetmagic, with headquarters in Cork, purchased one ERJ 135 aircraft. With the completion of this contract, the Irish company will operate three Embraer regional jets. Delivery of this aircraft took place in October 2003. In addition, the Irish airline signed an option for another ERJ 135, possibly to be converted into an ERJ 140 or ERJ 145.

EMBRAER 170 Certification

The EMBRAER 170 commercial airliner today gained provisional type certification from the Brazilian airworthiness authority, Centro Tecnico Aeroespacial (CTA). Issuance of a similar certificate by the U.S. Federal Aviation Administration
(FAA) is expected to happen soon.

The provisional type certificate means that the aircraft meets international safety standards and allows the delivery of the EMBRAER 170 to airlines for the beginning of crew training and route testing flights.

The EMBRAER 170 test campaign was completed with very good results in terms of performance, comfort and reliability. The innovative electronic flight control system (fly-by-wire), with software developed by Honeywell, had its architecture and functionalities approved in extensive flight and ground tests. However, recent discussions between Embraer, Honeywell, CTA, FAA and European Joint Aviation Authorities (JAA) representatives established a mutual understanding that the flight control system software certification documentation shall be supplemented, before definitive type certification is granted in the first quarter 2004.

Alitalia Express, having considered the situation described above, has opted for rescheduling the delivery of its aircraft to 2004, after the definitive type certification is granted. Embraer and US Airways are currently engaged in discussions aimed at defining initial deliveries of the EMBRAER 170.

With the postponement of final certification, Embraer is taking a conservative approach as to its possible consequences, and therefore the eight EMBRAER 170 aircraft originally scheduled to be delivered this year to US Airways and Alitalia are being excluded from the company's 2003 delivery forecast. Embraer now forecasts 102 aircraft to be delivered this year instead of the 110 previously announced.

Conference Call Information

Embraer cordially invites you to participate in a conference call to review its Third Quarter 2003 Results in US GAAP, to be held on Friday, November 14, 2003 at 8:00 A.M. Eastern Standard Time.

Please dial:

US Participants: (1-866) 812-0442
International Participants: (55 11) 4613-0502
Security Access Code: Embraer

The conference call will also be broadcast live over the internet:
        www.embraer.com




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This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
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                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                          CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)

                                     ASSETS

                                           as of June 30,  as of September 30,
                                           --------------  -------------------
                                                 2003               2003
                                           --------------  -------------------
                                                      Unaudited

 CURRENT ASSETS
   Cash and cash equivalents                  868,338            881,334
   Trade accounts receivable                  789,697            980,959
   Collateralized accounts receivable          76,881             76,163
   Inventories                              1,013,167          1,110,909
   Deferred income tax assets                 104,520             96,909
   Other current assets                        76,429             87,790
                                            ---------          ---------
 Total Current Assets                       2,929,032          3,234,064
                                            ---------          ---------
 NONCURRENT ASSETS:
   Held to maturity investments                24,449             25,052
   Collateralized accounts receivable       1,287,702          1,271,786
   Inventories                                 15,650             15,700
   Property, plant and equipment, net         434,967            431,320
   Investments                                  4,830              4,796
   Deferred income taxes                       97,420             93,238
   Other noncurrent assets                    321,767            356,937
                                            ---------          ---------
 Total noncurrent assets                    2,186,785          2,198,829
                                            ---------          ---------
                                            ---------          ---------
       TOTAL ASSETS                         5,115,817          5,432,893
                                            ---------          ---------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                           CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)

                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                           as of June 30,  as of September 30,
                                           --------------  -------------------
                                                 2003               2003
                                           --------------  -------------------
                                                     Unaudited

 CURRENT LIABILITIES
   Loans                                          505,978         541,459
   Accounts payable to suppliers                  278,742         331,351
   Customer advances                              454,050         483,334
   Other accounts payable and accrued
     liabilities                                  720,591         733,134
   Contingency                                     10,111           7,864
                                           --------------       ---------
      Total Current Liabilities                 1,969,472       2,097,142
                                           --------------       ---------
 LONG-TERM LIABILITIES
   Loans                                          319,465         518,213
   Customer advances                              120,187         109,642
   Contribution from suppliers                    236,572         236,652
   Other accounts payable and accrued
     liabilities                                1,330,893       1,311,063
   Contingency                                     12,599          12,879
                                           --------------       ---------
      Total long-term liabilities               2,019,716       2,188,449
                                           --------------       ---------

                                           --------------       ---------
 MINORITY INTEREST                                 10,526          10,167
                                           --------------       ---------

 SHAREHOLDERS' EQUITY:                          1,116,103       1,137,135
                                           --------------       ---------
   TOTAL LIABILITIES AND SHAREHOLDERS'
        EQUITY                                  5,115,817       5,432,893
                                           --------------       ---------

                 EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A

                        CONSOLIDATED STATEMENTS OF INCOME

               (In thousands of U.S. dollars except per share data)


                                        Three months ended September 30,    Nine months ended September 30,
                                        -------------------------------     --------------------------------
                                           2002             2003              2002            2003
                                        -------------------------------     --------------------------------
                                                 Unaudited                         Unaudited
 GROSS SALES:
  Domestic market                            11,930          27,558           44,873           70,373
  Foreign market                            576,786         412,099        1,701,944        1,428,113
  Sales deductions                          (8,116)         (1,121)         (19,204)          (4,110)
                                        ------------------------------     --------------------------
 NET SALES                                  580,600         438,536        1,727,613        1,494,376
                                        ------------------------------     --------------------------

 Cost of sales and services               (352,461)       (271,636)      (1,045,823)        (924,698)

                                        ------------------------------     --------------------------
 Gross Profit                               228,139         166,900          681,790          569,678
                                        ------------------------------     --------------------------
 Operating expenses

  Selling expenses                         (44,480)        (49,000)        (134,004)        (148,364)
  Research and development                 (41,724)        (38,839)        (112,845)        (125,761)
  General and administrative               (30,750)        (28,661)         (88,143)         (79,239)
  Employee profit sharing                   (4,231)             261         (15,025)          (7,902)
  Other operating income (expense), net       3,896         (1,154)          (4,921)          (6,289)
  Equity in income (loss) from affiliates       193            (34)              280               51

                                        ------------------------------     --------------------------
 Income From Operations                     111,043          49,473          327,132          202,174
                                        ------------------------------     --------------------------

  Interest (expense) income, net             85,477         (3,282)          105,636        (130,371)
  Financial transaction loss, net          (90,588)         (4,357)        (150,745)         (13,421)
  Other non-operating expense, net            (319)         (9,756)            (873)          (8,134)
                                        ------------------------------     --------------------------
 Income Before Income Taxes                 105,613          32,078          281,150           50,248
                                        ------------------------------     --------------------------

 Provision for income taxes                (64,727)        (13,089)        (135,118)           18,301

                                        ------------------------------     --------------------------
 Income Before Minority Interest             40,886          18,989          146,032           68,549
                                        ------------------------------     --------------------------

 Minority interest                            (286)             359            (850)            (374)

                                        ------------------------------     --------------------------
 Net Income                                  40,600          19,348          145,182           68,175
                                        ------------------------------     --------------------------
  EARNINGS PER SHARE
   Basic

    Common                                     0.05            0.03             0.20            0.09
    Preferred                                  0.06            0.03             0.22            0.10

   Diluted

    Common                                     0.05            0.03             0.20            0.09
    Preferred                                  0.06            0.03             0.21            0.10

WEIGHTED AVERAGE SHARES (thousands of shafts)

   Basic

    Common                                  242,544         242,544          242,544          242,544
    Preferred                               468,915         471,349          449,250          470,767

   Diluted

    Common                                  242,544         242,544          242,544          242,544
    Preferred                               473,557         474,685          454,893          473,820

 Earning Per Share - ADS Basic (US$)         0.2356          0.1119           0.8671           0.3945
 Earnings Per Share- ADS DILUTED (US$)       0.2340          0.1113           0.8599           0.3928

                 EMBRAER- EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Three months ended on      Nine months ended on
                                                         September 30,             September 30
                                                      2002          2003        2002          2003
                                                           Unaudited                 Unaudited
 Operating Activities

   Net Income                                         40,601        19,348     145,183        68,175
   Adjustments to reconcile net income to net cash
     provided by(used in) operating activities:
     Depreciation and amortization                    14,135        15,921      40,676        47,922
     Provision for doubtful accounts                   (192)         (131)       1,108         2,780
     Provision for inventory obsolescence             15,288      (10,556)       5,994       (5,849)
     Deffered income and social contribution tax      24,009        11,793      41,511      (27,306)
     Cumulative translations adjustments             (2,747)            92     (8,671)         3,533
     Loss(Gain) on the disposition of assets             368           394       3,685         (733)
     Equity in (income) loss from affiliates           (194)            35       (280)          (50)
     Accrued interest recorded in loans                8,230        12,387      38,823        29,085
                                                         28          (360)         849           373
     Minority interests                           ----------     ---------     -------     ---------
                                                      99,783        48,923     268,878       117,930

   Changes in assets and liabilities:              (114,463)     (219,021)     325,740     (257,641)
                                                  ----------     ---------     -------     ---------

 Net cash provided by (used in)                     (14,680)     (170,098)     594,618     (139,711)
   operating activities

 Investing Activities
   Purchase ofproperty, plant and equipment         (39,639)      (12,734)   (115,075)      (44,109)
   Proceeds from the sale of property, plant              63            65         405         2,315
     and equipment
   Held to maturity investments                      (3,420)         (603)     (9,107)       (1,789)
   Customer and commercial financing
     - net additions                                 (5,069)           341    (19,567)       (1,933)
   Guaranteed deposits and compulsory loans         (33,891)         (589)    (37,370)       (1,744)
                                                  ----------     ---------     -------     ---------
 Net cash used in investing activities              (81,956)      (13,520)   (180,714)      (47,260)

 Financing Activities

   Repayment of loans                              (171,773)      (28,120)   (764,181)     (314,176)
   Proceeds from borrowings                          174,691       250,162     500,613       794,571
   Proceeds from the issuance of shares                  161         1,593         514         1,750
   Dividends paid                                   (28,747)      (24,308)   (121,436)      (62,872)
   Payments ofrefmancedtaxes                         (8,172)         (463)    (11,882)       (1,402)
   Payments on capital lease obligations             (1,702)       (2,250)     (6,758)       (6,388)
                                                  ----------     ----------  ---------      --------
 Net cash provided (used) by
   financing activities                             (35,542)       196,614   (403,130)       411,483
                                                  ----------     ----------  ---------      --------

 Net increase (decrease) in cash and equivalents   (132,178)        12,996      10,774       224,512

 Cash and cash equivalents at beginning of period    892,254       868,338     749,302       656,822
                                                  ----------     ---------    --------      --------
 Cash and cash equivalents at end of period          760,076       881,334     760,076       881,334
                                                  ==========     =========    ========      ========